October 22, 2013

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actavis, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13305

Dear Mr. Rosenberg:

We are writing in response to our recent discussion with the staff of the Division of Corporation Finance (the “Staff”) regarding our disclosure in Note 5 of the Actavis Form 10-K for the fiscal year ended December 31, 2012. For your convenience, the Staff’s original comment from your September 4, 2013 letter precedes our response.

Form 10-K for the fiscal year ended December 31, 2012

Note 5 – Acquisitions and Divestures

Acquisition of Actavis Group, page F-22

9. Please provide disclosure to be provided in future periodic reports that specifically identifies each significant intangible asset and IPR&D project acquired and the related fair value of each asset.

Our Response:

Reference is made to our response dated September 18, 2013. The intangible assets acquired in the Actavis Group acquisition included a portfolio of around 1,100 products on the market and about 300 products under development and pending registration. The cash flows used to value these products, except for the top 6 global commercially marketed products, were developed and aggregated by geographic area because this is the way these products are managed, marketed and sold. As a result, we have not prepared a valuation by therapeutic area, dosage form or method of administration and are unable to further divide the geographic categories in such a fashion. We are able to further divide the geographic categories and in future periods the Company will disclose the following detailed geographic categories and the weighted average useful lives:

Intangible Asset Amounts Recognized as of Acquisition Date

As of Q2 2013

(In millions)

	Amounts Recognized as of Acquisition Date	Weighted Average Useful Lives (Years)
Commercially marketed products (“CMP”):
Top 6 Global CMP	$570.3	6.5
Americas	505.1	7.0
Europe
Western Europe, excluding U.K.	116.7	7.0
U.K.	103.7	6.9
Central & Eastern Europe, excluding Russia	194.4	9.0
Russia	25.9	9.0

Total Europe	440.7	8.0
MEAAP[1]
MEAAP, excluding Indonesia	155.6	8.0
Indonesia	25.9	8.0

Total MEAAP	181.5	8.0

Total CMP	1,697.6	7.2
In-process research and development (“IPR&D”):
Americas	246.9	7.3
Europe
Western Europe, excluding U.K.	13.0	6.0
Central & Eastern Europe, excluding Russia	13.0	8.0

Total Europe	26.0	7.0

Total IPR&D	272.9	7.2
Other finite lived intangible assets:
Trademarks	427.8	23.9
Customer relationships	103.7	15.0
Technology rights	38.9	15.0

Total Other finite lived intangible assets:	570.4	21.7

Total identifiable intangible assets	2,540.9	10.5

1 MEAAP includes Middle East, Africa, Australia and Asia Pacific.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call Todd Joyce at (862) 261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce

Chief Financial Officer - Global